(CHUBB LOGO)   CHUBB GROUP OF
               INSURANCE COMPANIES
                                                DECLARATIONS
               15 Mountain View Road,           FINANCIAL INSTITUTION INVESTMENT
               Warren, New Jersey 07059         COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 81951486

U. S. GLOBAL INVESTORS, INC.                    FEDERAL INSURANCE COMPANY
U. S. GLOBAL ACCOLADE FUNDS

7900 CALLAGHAN ROAD                             Incorporated under the laws of
SAN ANTONIO, TEX 78229                          Indiana a stock insurance
                                                company herein called
                                                the COMPANY

                                                Capital Center, 251 North
                                                Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from 12:01 a.m. on November 30, 2006
                       to 12:01 a.m. on November 30, 2007

ITEM 2.   LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                   LIMIT OF     DEDUCTIBLE
INSURING CLAUSE                                    LIABILITY      AMOUNT
---------------                                  ------------   ----------
1.  Employee                                     $ 10,000,000    $   None
2.  On Premises                                  $ 10,000,000    $100,000
3.  In Transit                                   $ 10,000,000    $100,000
4.  Forgery or Alteration                        $ 10,000,000    $100,000
5.  Extended Forgery                             $ 10,000,000    $100,000
6.  Counterfeit Money                            $ 10,000,000    $100,000
7.  Threats to Person                            $Not Covered    $    N/A
8.  Computer System                              $ 10,000,000    $100,000
9.  Voice Initiated Funds Transfer Instruction   $ 10,000,000    $100,000
10  Uncollectible Items of Deposit               $     50,000    $  5,000
11. Audit Expense                                $     50,000    $  5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

          Name of Assured Endorsement 17-02-0949icap
          Texas Amendatory Endorsement 17-02-1429
          Unauthorized Signature Endorsement 17-02-5602
          Telefacsimile Instruction Fraud Endorsement 17-02-2367
          Stop Payment Order or Refusal to Pay Check 17-02-2365
          Revise Item 2 Endorsement 17-02-1582
          Compliance with Trade Sanction Laws 14-02-9228
          Deleting Valuation & Amending Change 17-02-2437
          Terrorism Notice
          Termination Non Renewal Notice
          Important Notice to Insured

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macan                     /s/ Thomas F. Motamed
-------------------------------------   ---------------------------------------
Secretary                               President


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

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Countersigned by                        /s/ Robert Hamburger
                 --------------------   ----------------------------------------
                                        Authorized Representative


Form 17-02-1320 (Ed. XX-XX)                                          Page 2 of 2

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
                             The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                     1.   Loss resulting directly from LARCENY or
                                  EMBEZZLEMENT committed by any EMPLOYEE, alone
                                  or in collusion with others.

On Premises                  2.   Loss of PROPERTY resulting directly from
                                  robbery, burglary, false pretenses, common law
                                  or statutory larceny, misplacement, mysterious
                                  unexplainable disappearance, damage,
                                  destruction or removal, from the possession,
                                  custody or control of the ASSURED, while such
                                  PROPERTY is lodged or deposited at premises
                                  located anywhere.

In Transit                   3.   Loss of PROPERTY resulting directly from
                                  common law or statutory larceny, misplacement,
                                  mysterious unexplainable disappearance, damage
                                  or destruction, while the PROPERTY is in
                                  transit anywhere:

                                  a.   in an armored motor vehicle, including
                                       loading and unloading thereof,

                                  b. in the custody of a natural person acting as a messenger of the ASSURED, or

                                  c.   in the custody of a TRANSPORTATION
                                       COMPANY and being transported in a
                                       conveyance other than an armored motor
                                       vehicle provided, however, that covered
                                       PROPERTY transported in such manner is
                                       limited to the following:

                                       (1)  written records,

                                       (2)  securities issued in registered
                                            form, which are not endorsed or are
                                            restrictively endorsed, or

                                       (3)  negotiable instruments not payable
                                            to bearer, which are not endorsed or
                                            are restrictively endorsed.

                                  Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

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INSURING CLAUSES
(continued)

Forgery Or Alteration        4.   Loss resulting directly from:

                                  a.   FORGERY on, or fraudulent material
                                       alteration of, any bills of exchange,
                                       checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                                  b.   transferring, paying or delivering any
                                       funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                                  excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery             5.   Loss resulting directly from the ASSURED
                                  having, in good faith, and in the ordinary
                                  course of business, for its own account or the
                                  account of others in any capacity:

                                  a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
                                       SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                       INSTRUMENTS which prove to:

                                       (1)  bear a FORGERY or a fraudulently
                                            material alteration,

                                       (2)  have been lost or stolen, or

                                       (3)  be COUNTERFEIT, or

                                  b.   guaranteed in writing or witnessed any
                                       signatures on any transfer, assignment,
                                       bill of sale, power of attorney,
                                       guarantee, endorsement or other
                                       obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                       INSTRUMENTS.

                                  Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR
                                  OTHER WRITTEN INSTRUMENTS by an EMPLOYEE,
                                  CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

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INSURING CLAUSES

Extended Forgery                  For the purpose of this INSURING CLAUSE, a
(continued)                       mechanically reproduced facsimile signature is
                                  treated the same as a handwritten signature.

Counterfeit Money            6.   Loss resulting directly from the receipt by
                                  the ASSURED in good faith of any COUNTERFEIT
                                  money.

Threats To Person            7.   Loss resulting directly from surrender of
                                  PROPERTY away from an office of the ASSURED as
                                  a result of a threat communicated to the
                                  ASSURED to do bodily harm to an EMPLOYEE as
                                  defined in Section 1.e. (1), (2) and (5), a
                                  RELATIVE or invitee of such EMPLOYEE, or a
                                  resident of the household of such EMPLOYEE,
                                  who is, or allegedly is, being held captive
                                  provided, however, that prior to the surrender
                                  of such PROPERTY:

                                  a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                  b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                  It is agreed that for purposes of this
                                  INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System              8.   Loss resulting directly from fraudulent:

                                  a.   entries of data into, or

                                  b.   changes of data elements or programs
                                       within,

                                  a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                       (1)  funds or other property to be
                                            transferred, paid or delivered,

                                       (2)  an account of the ASSURED or of its
                                            customer to be added, deleted,
                                            debited or credited, or

                                       (3)  an unauthorized account or a
                                            fictitious account to be debited or
                                            credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

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INSURING CLAUSES
(continued)

Voice Initiated Funds        9.   Loss resulting directly from VOICE INITIATED
Transfer Instruction              FUNDS TRANSFER INSTRUCTION directed to the
                                  ASSURED authorizing the transfer of dividends
                                  or redemption proceeds of INVESTMENT COMPANY
                                  shares from a CUSTOMER'S account, provided
                                  such VOICE INITIATED FUNDS TRANSFER
                                  INSTRUCTION was:

                                  a.   received at the ASSURED'S offices by
                                       those EMPLOYEES of the ASSURED
                                       specifically authorized to receive the
                                       VOICE INITIATED FUNDS TRANSFER
                                       INSTRUCTION,

                                  b.   made by a person purporting to be a
                                       CUSTOMER, and

                                  c.   made by said person for the purpose of
                                       causing the ASSURED or CUSTOMER to
                                       sustain a loss or making an improper
                                       personal financial gain for such person
                                       or any other person.

                                  In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                  TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated
                                  Procedures outlined in the APPLICATION
                                  furnished to the COMPANY.

Uncollectible Items of       10.  Loss resulting directly from the ASSURED
Deposit                           having credited an account of a customer,
                                  shareholder or subscriber on the faith of any
                                  ITEMS OF DEPOSIT which prove to be
                                  uncollectible, provided that the crediting of
                                  such account causes:

                                  a.   redemptions or withdrawals to be
                                       permitted,

                                  b.   shares to be issued, or

                                  c.   dividends to be paid,

                                  from an account of an INVESTMENT COMPANY.

                                  In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS
                                  OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such KERNS OF DEPOSIT.

                                  ITEMS OF DEPOSIT shall not be deemed
                                  uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                11.  Expense incurred by the ASSURED for that part
                                  of the cost of audits or examinations required
                                  by any governmental regulatory authority or
                                  self-regulatory organization to be conducted
                                  by such authority, organization or their
                                  appointee by reason of the discovery of loss
                                  sustained by the ASSURED and covered by this
                                  Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

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GENERAL AGREEMENTS

Additional Companies         A.   If more than one corporation, or INVESTMENT
Included As Assured               COMPANY, or any combination of them is
                                  included as the ASSURED herein:

                                  (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                  (2)  Only the first named ASSURED shall be
                                       deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
                                       COMPANY shall furnish each INVESTMENT
                                       COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                  (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named
                                       ASSURED.

                                  (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                  (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By       B.   The ASSURED represents that all information it
Assured                           has furnished in the APPLICATION for this Bond
                                  or otherwise is complete, true and correct.
                                  Such APPLICATION and other information
                                  constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

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GENERAL AGREEMENTS
(continued)

Additional Offices Or        C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,        COMPANY, while this Bond is in force, merges
Merger Or Purchase Or             or consolidates with, or purchases or acquires
Acquisition Of Assets Or          assets or liabilities of another institution,
Liabilities - Notice To           the ASSURED shall not have the coverage
Company                           afforded under this Bond for loss which has:

                                  (1)  occurred or will occur on premises, or

                                  (2)  been caused or will be caused by an
                                       employee, or

                                  (3) arisen or will arise out of the assets or liabilities,

                                  of such institution, unless the ASSURED:

                                       a.   gives the COMPANY written notice of
                                            the proposed consolidation, merger
                                            or purchase or acquisition of assets
                                            or liabilities prior to the proposed
                                            effective date of such action, and

                                       b.   obtains the written consent of the
                                            COMPANY to extend some or all of the
                                            coverage provided by this Bond to
                                            such additional exposure, and

                                       c.   on obtaining such consent, pays to
                                            the COMPANY an additional premium.

Change Of Control -          D.   When the ASSURED learns of a change in control
Notice To Company                 (other than in an INVESTMENT COMPANY), as set
                                  forth in Section 2(a) (9) of the Investment
                                  Company Act of 1940, the ASSURED shall within
                                  sixty (60) days give written notice to the
                                  COMPANY setting forth:

                                  (1)  the names of the transferors and
                                       transferees (or the names of the
                                       beneficial owners if the voting
                                       securities are registered in another
                                       name),

                                  (2)  the total number of voting securities
                                       owned by the transferors and the
                                       transferees (or the beneficial owners),
                                       both immediately before and after the
                                       transfer, and

                                  (3)  the total number of outstanding voting
                                       securities.

                                  Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And              E.   The COMPANY will indemnify the ASSURED for
Attorneys' Fees                   court costs and reasonable attorneys' fees
                                  incurred and paid by the ASSURED in defense,
                                  whether or not successful, whether or not
                                  fully litigated on the merits and whether or
                                  not settled, of any claim, suit or legal
                                  proceeding with respect to which the ASSURED
                                  would be entitled to recovery under this Bond.
                                  However, with respect to INSURING CLAUSE 1.,
                                  this Section shall only apply in the event
                                  that:

                                  (1)  an EMPLOYEE admits to being guilty of
                                       LARCENY OR EMBEZZLEMENT,

                                  (2)  an EMPLOYEE is adjudicated to be guilty
                                       of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

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GENERAL AGREEMENTS

Court Costs And                   (3)  in the absence of 1 or 2 above, an
Attorneys' Fees                        arbitration panel agrees, after a review
(continued)                            of an agreed statement of facts between
                                       the COMPANY and the ASSURED, that an
                                       EMPLOYEE would be found guilty of LARCENY
                                       OR EMBEZZLEMENT if such EMPLOYEE were
                                       prosecuted.

                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                  AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF
                                  LIABILITY stated in ITEM 2. of the
                                  DECLARATIONS for the applicable INSURING
                                  CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2.
                                  of the DECLARATIONS for the applicable
                                  INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the
                                  DECLARATIONS for the applicable INSURING
                                  CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

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CONDITIONS AND LIMITATIONS

Definitions                  1.   As used in this Bond:

                                  a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                  b.   COUNTERFEIT means an imitation of an
                                       actual valid original which is intended
                                       to deceive and be taken as the original.

                                  c.   CUSTODIAN means the institution
                                       designated by an INVESTMENT COMPANY to
                                       maintain possession and control of its
                                       assets.

                                  d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS
                                       TRANSFER INSTRUCTION.

                                  e.   EMPLOYEE means:

                                       (1)  an officer of the ASSURED,

                                       (2)  a natural person while in the
                                            regular service of the ASSURED at
                                            any of the ASSURED'S premises and
                                            compensated directly by the ASSURED
                                            through its payroll system and
                                            subject to the United States
                                            Internal Revenue Service Form W-2 or
                                            equivalent income reporting plans of
                                            other countries, and whom the
                                            ASSURED has the right to control and
                                            direct both as to the result to be
                                            accomplished and details and means
                                            by which such result is accomplished
                                            in the performance of such service,

                                       (3)  a guest student pursuing studies or
                                            performing duties in any of the
                                            ASSURED'S premises,

                                       (4)  an attorney retained by the ASSURED
                                            and an employee of such attorney
                                            while either is performing legal
                                            services for the ASSURED,

                                       (5)  a natural person provided by an
                                            employment contractor to perform
                                            employee duties for the ASSURED
                                            under the ASSURED'S supervision at
                                            any of the ASSURED'S premises,

                                       (6)  an employee of an institution merged
                                            or consolidated with the ASSURED
                                            prior to the effective date of this
                                            Bond,

                                       (7)  a director or trustee of the
                                            ASSURED, but only while performing
                                            acts within the scope of the
                                            customary and usual duties of any
                                            officer or other employee of the
                                            ASSURED or while acting as a member
                                            of any committee duly elected or
                                            appointed to examine or audit or
                                            have custody of or access to
                                            PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

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CONDITIONS AND LIMITATIONS

Definitions                            (8)  each natural person, partnership or
(continued)                                 corporation authorized by written
                                            agreement with the ASSURED to
                                            perform services as electronic data
                                            processor of checks or other
                                            accounting records related to such
                                            checks but only while such person,
                                            partnership or corporation is
                                            actually performing such services
                                            and not:

                                            a.   creating, preparing, modifying
                                                 or maintaining the ASSURED'S
                                                 computer software or programs,
                                                 or

                                            b.   acting as transfer agent or in
                                                 any other agency capacity in
                                                 issuing checks, drafts or
                                                 securities for the ASSURED,

                                       (9)  any partner, officer or employee of
                                            an investment advisor, an
                                            underwriter (distributor), a
                                            transfer agent or shareholder
                                            accounting recordkeeper, or an
                                            administrator, for an INVESTMENT
                                            COMPANY while performing acts coming
                                            within the scope of the customary
                                            and usual duties of an officer or
                                            employee of an INVESTMENT COMPANY or
                                            acting as a member of any committee
                                            duly elected or appointed to
                                            examine, audit or have custody of or
                                            access to PROPERTY of AN INVESTMENT
                                            COMPANY.

                                            The term EMPLOYEE shall not include
                                            any partner, officer or employee of
                                            a transfer agent, shareholder
                                            accounting recordkeeper or
                                            administrator:

                                            a.   which is not an "affiliated
                                                 person" (as defined in Section
                                                 2(a) of the Investment Company
                                                 Act of 1940) of an INVESTMENT
                                                 COMPANY or of the investment
                                                 advisor or underwriter
                                                 (distributor) of such
                                                 INVESTMENT COMPANY, or

                                            b.   which is a "bank" (as defined
                                                 in Section 2(a) of the
                                                 Investment Company Act of
                                                 1940).

                                                 This Bond does not afford
                                                 coverage in favor of the
                                                 employers of persons as set
                                                 forth in e. (4), (5) and (8)
                                                 above, and upon payment to the
                                                 ASSURED by the COMPANY
                                                 resulting directly from LARCENY
                                                 OR EMBEZZLEMENT committed by
                                                 any of the partners, officers
                                                 or employees of such employers,
                                                 whether acting alone or in
                                                 collusion with others, an
                                                 assignment of such of the
                                                 ASSURED'S rights and causes of
                                                 action as it may have against
                                                 such employers by reason of
                                                 such acts so committed shall,
                                                 to the extent of such payment,
                                                 be given by the ASSURED to the
                                                 COMPANY, and the ASSURED shall
                                                 execute all papers necessary to
                                                 secure to the COMPANY the
                                                 rights provided for herein.

                                            Each employer of persons as set
                                            forth in e.(4), (5) and (8) above
                                            and the partners, officers and other
                                            employees of such employers shall
                                            collectively be deemed to be one
                                            person for all the purposes of this
                                            Bond; excepting, however, the fifth
                                            paragraph of Section 13.

                                            Independent contractors not
                                            specified in e.(4), (5) or (8)
                                            above, intermediaries, agents,
                                            brokers or other representatives of
                                            the same general character shall not
                                            be considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Definitions                       f.   FORGERY means the signing of the name of
(continued)                            another natural person with the intent to
                                       deceive but does not mean a signature
                                       which consists in whole or in part of
                                       one's own name, with or without
                                       authority, in any capacity for any
                                       purpose.

                                  g.   INVESTMENT COMPANY means any investment
                                       company registered under the Investment
                                       Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                  h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                                  i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                  j.   PROPERTY means money, revenue and other
                                       stamps; securities; including any note,
                                       stock, treasury stock, bond, debenture,
                                       evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company
                                       Act of 1940, any other certificate of
                                       interest or participation in, temporary
                                       or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange;
                                       acceptances; checks; withdrawal orders;
                                       money orders; travelers' letters of
                                       credit; bills of lading; abstracts of
                                       title; insurance policies, deeds,
                                       mortgages on real estate and/or upon
                                       chattels and interests therein;
                                       assignments of such policies, deeds or
                                       mortgages; other valuable papers,
                                       including books of accounts and other
                                       records used by the ASSURED in the
                                       conduct of its business (but excluding
                                       all electronic data processing records);
                                       and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                  k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                  l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                       INSTRUMENTS means original (including
                                       original counterparts) negotiable or
                                       non-negotiable instruments, or
                                       assignments thereof, which in and of
                                       themselves represent an equitable
                                       interest, ownership, or debt and which
                                       are in the ordinary course of business
                                       transferable by delivery of such
                                       instruments with any necessary
                                       endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Definitions                       m.   SUBSIDIARY means any organization that,
(continued)                            at the inception date of this Bond, is
                                       named in the APPLICATION or is created
                                       during the BOND PERIOD and of which more
                                       than fifty percent (50%) of the
                                       outstanding securities or voting rights
                                       representing the present right to vote
                                       for election of directors is owned or
                                       controlled by the ASSURED either directly
                                       or through one or more of its
                                       subsidiaries.

                                  n.   TRANSPORTATION COMPANY means any
                                       organization which provides its own or
                                       its leased vehicles for transportation or which provides freight forwarding or air express services.

                                  o.   VOICE INITIATED ELECTION means any
                                       election concerning dividend options
                                       available to INVESTMENT COMPANY
                                       shareholders or subscribers which is
                                       requested by voice over the telephone.

                                  p.   VOICE INITIATED REDEMPTION means any
                                       redemption of shares issued by an
                                       INVESTMENT COMPANY which is requested by voice over the telephone.

                                  q.   VOICE INITIATED FUNDS TRANSFER
                                       INSTRUCTION means any VOICE INITIATED
                                       REDEMPTION or VOICE INITIATED ELECTION.

                                  For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -         2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All Insuring        COVER:
Clauses
                                  a.   loss not reported to the COMPANY in
                                       writing within sixty (60) days after
                                       termination of this Bond as an entirety;

                                  b.   loss due to riot or civil commotion
                                       outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                  c.   loss resulting from the effects of
                                       nuclear fission or fusion or
                                       radioactivity;

                                  d.   loss of potential income including, but
                                       not limited to, interest and dividends
                                       not realized by the ASSURED or by any
                                       customer of the ASSURED;

                                  e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                                  f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING
                                       CLAUSE 11;

                                  g.   loss resulting from indirect or
                                       consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed, 5-98)                                         Page 11 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

General Exclusions -              h.   loss resulting from dishonest acts by any
Applicable to All                      member of the Board of Directors or Board
Insuring Clauses                       of Trustees of the ASSURED who is not an
(continued)                            EMPLOYEE, acting alone or in collusion
                                       with others;

                                  i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                       (1)  of any law regulating:

                                            a.   the issuance, purchase or sale
                                                 of securities,

                                            b.   securities transactions on
                                                 security or commodity exchanges
                                                 or the over the counter market,

                                            c.   investment companies,

                                            d.   investment advisors, or

                                       (2)  of any rule or regulation made
                                            pursuant to any such law; or

                                  j.   loss of confidential information,
                                       material or data;

                                  k.   loss resulting from voice requests or
                                       instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -        3.   THIS  BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring        COVER:
Clauses Except Insuring
Clause 1.                         a.   loss caused by an EMPLOYEE, provided,
                                       however, this Section 3.a. shall not
                                       apply to loss covered under INSURING
                                       CLAUSE 2. or 3. which results directly
                                       from misplacement, mysterious
                                       unexplainable disappearance, or damage or
                                       destruction of PROPERTY;

                                  b.   loss through the surrender of property
                                       away from premises of the ASSURED as a
                                       result of a threat:

                                       (1)  to do bodily harm to any natural
                                            person, except loss of PROPERTY in
                                            transit in the custody of any person
                                            acting as messenger of the ASSURED,
                                            provided that when such transit was
                                            initiated there was no knowledge by
                                            the ASSURED of any such threat, and
                                            provided further that this Section
                                            3.b. shall not apply to INSURING
                                            CLAUSE 7., or

                                       (2)  to do damage to the premises or
                                            PROPERTY of the ASSURED;

                                  c.   loss resulting from payments made or
                                       withdrawals from any account involving
                                       erroneous credits to such account;

                                  d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                                  e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Specific Exclusions -             f.   loss resulting from the failure for any
Applicable To All Insuring             reason of a financial or depository
Clauses Except Insuring                institution, its receiver or other
Clause 1.                              liquidator to pay or deliver funds or
(continued)                            other PROPERTY to the ASSURED provided
                                       further that this Section 3.f. shall not
                                       apply to loss of PROPERTY resulting
                                       directly from robbery, burglary,
                                       misplacement, mysterious unexplainable
                                       disappearance, damage, destruction or
                                       removal from the possession, custody or
                                       control of the ASSURED.

                                  g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                  h.   loss resulting from entries or changes
                                       made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER
                                       SYSTEM; or

                                  i.   loss resulting directly or indirectly
                                       from the input of data into a COMPUTER
                                       SYSTEM terminal, either on the premises
                                       of the customer of the ASSURED or under
                                       the control of such a customer, by a
                                       customer or other person who had
                                       authorized access to the customer's
                                       authentication mechanism.

Specific Exclusions -        4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring        COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.            a.   loss resulting from the complete or
                                       partial non-payment of or default on any
                                       loan whether such loan was procured in
                                       good faith or through trick, artifice,
                                       fraud or false pretenses; provided,
                                       however, this Section 4.a. shall not
                                       apply to INSURING CLAUSE 8.;

                                  b.   loss resulting from forgery or any
                                       alteration;

                                  c.   loss involving a counterfeit provided,
                                       however, this Section 4.c. shall not
                                       apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non -     5.   At all times prior to termination of this
Reduction And Non -               Bond, this Bond shall continue in force for
Accumulation Of Liability         the limit stated in the applicable sections of
                                  ITEM 2. of the DECLARATIONS, notwithstanding
                                  any previous loss for which the COMPANY may
                                  have paid or be liable to pay under this Bond
                                  provided, however, that the liability of the
                                  COMPANY under this Bond with respect to all
                                  loss resulting from:

                                  a.   any one act of burglary, robbery or
                                       hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                                  b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                                  c.   all acts, other than those specified in
                                       a. above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Limit Of Liability/Non-           d.   any one casualty or event other than
Reduction And Non-                     those specified in a., b., or c. above,
Accumulation Of Liability
(continued)                       shall be deemed to be one loss and shall be
                                  limited to the applicable LIMIT OF LIABILITY
                                  stated in ITEM 2. of the DECLARATIONS of this
                                  Bond irrespective of the total amount of such
                                  loss or losses and shall not be cumulative in
                                  amounts from year to year or from period to
                                  period. All acts, as specified in c. above, of
                                  any one person which

                                  i.   directly or indirectly aid in any way
                                       wrongful acts of any other person or
                                       persons, or

                                  ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or
                                  without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                    6.   This Bond applies only to loss first
                                  discovered by an officer of the ASSURED during
                                  the BOND PERIOD. Discovery occurs at the
                                  earlier of an officer of the ASSURED being
                                  aware of:

                                  a. facts which may subsequently result in a loss of a type covered by this Bond, or

                                  b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                  regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof    7.   a.   The ASSURED shall give the COMPANY notice
- Legal Proceedings                    thereof at the earliest practicable
Against Company                        moment, not to exceed sixty (60) days
                                       after discovery of loss, in an amount
                                       that is in excess of 50% of the
                                       applicable DEDUCTIBLE AMOUNT, as stated
                                       in ITEM 2. of the DECLARATIONS.

                                  b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                  c.   Securities listed in a proof of loss
                                       shall be identified by certificate or
                                       bond numbers, if issued with them.

                                  d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                                  e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Notice To Company - Proof        f.   Proof of loss involving VOICE INITIATED
- Legal Proceedings                   FUNDS TRANSFER INSTRUCTION shall include
Against Company                       electronic recordings of such
(continued)                           instructions.

Deductible Amount            8.   The COMPANY shall not be liable under any
                                  INSURING CLAUSES of this Bond on account of
                                  loss unless the amount of such loss, after
                                  deducting the net amount of all reimbursement
                                  and/or recovery obtained or made by the
                                  ASSURED, other than from any Bond or policy of
                                  insurance issued by an insurance company and
                                  covering such loss, or by the COMPANY on
                                  account thereof prior to payment by the
                                  COMPANY of such loss, shall exceed the
                                  DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
                                  DECLARATIONS, and then for such excess only,
                                  but in no event for more than the applicable
                                  LIMITS OF LIABILITY stated in ITEM 2. of the
                                  DECLARATIONS.

                                  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

Valuation                    9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                  The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                  The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                  In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                  OTHER PROPERTY

                                  The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS
(continued)

Securities Settlement        10.  In the event of a loss of securities covered
                                  under this Bond, the COMPANY may, at its sole
                                  discretion, purchase replacement securities,
                                  tender the value of the securities in money,
                                  or issue its indemnity to effect replacement
                                  securities.

                                  The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                  a.   for securities having a value less than
                                       or equal to the applicable DEDUCTIBLE
                                       AMOUNT - one hundred (100%) percent;

                                  b.   for securities having a value in excess
                                       of the DEDUCTIBLE AMOUNT but within the
                                       applicable LIMIT OF LIABILITY - the
                                       percentage that the DEDUCTIBLE AMOUNT
                                       bears to the value of the securities;

                                  c.   for securities having a value greater
                                       than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable
                                       LIMIT OF LIABILITY bears to the value of the securities.

                                  The value referred to in Section 10.a., b., and c. is the value in accordance with Section
                                  9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                  The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond;
                                  however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                  The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment     11.  In the event of a payment under this Bond, the
- Recovery                        COMPANY shall be subrogated to all of the
                                  ASSURED'S rights of recovery against any
                                  person or entity to the extent of such
                                  payment. On request, the ASSURED shall deliver
                                  to the COMPANY an assignment of the ASSURED'S
                                  rights, title and interest and causes of
                                  action against any person or entity to the
                                  extent of such payment.

                                  Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                  a.   first, to the satisfaction of the
                                       ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
                                       LIABILITY,

                                  b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                                  c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Subrogation - Assignment -        d.   fourth, to the ASSURED in satisfaction of
Recovery                               any loss suffered by the ASSURED which
(continued)                            was not covered under this Bond.

                                  Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured       12.  At the COMPANY'S request and at reasonable
                                  times and places designated by the COMPANY,
                                  the ASSURED shall:

                                  a. submit to examination by the COMPANY and subscribe to the same under oath,

                                  b. produce for the COMPANY'S examination all pertinent records, and

                                  c. cooperate with the COMPANY in all matters pertaining to the loss.

                                  The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                  13.  If the Bond is for a sole ASSURED, it shall
                                  not be terminated unless written notice shall
                                  have been given by the acting party to the
                                  affected party and to the Securities and
                                  Exchange Commission, Washington, D.C., not
                                  less than sixty (60) days prior to the
                                  effective date of such termination.

                                  If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission,
                                  Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                  This Bond will terminate as to any one
                                  ASSURED, other than an INVESTMENT COMPANY:

                                  a.   immediately on the taking over of such
                                       ASSURED by a receiver or other liquidator or by State or Federal officials, or

                                  b.   immediately on the filing of a petition
                                       under any State or Federal statute
                                       relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                  c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                                  The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Termination                  If any partner, director, trustee, or officer or
(continued)                  supervisory employee of an ASSURED not acting in
                             collusion with an EMPLOYEE learns of any dishonest
                             act committed by such EMPLOYEE at any time, whether
                             in the employment of the ASSURED or otherwise,
                             whether or not such act is of the type covered
                             under this Bond, and whether against the ASSURED or
                             any other person or entity, the ASSURED:

                             a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                             b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                             The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington,
                             D.C. of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance              14.  Coverage under this Bond shall apply only as
                                  excess over any valid and collectible
                                  insurance, indemnity or suretyship obtained by
                                  or on behalf of:

                                  a.   the ASSURED,

                                  b.   a TRANSPORTATION COMPANY, or

                                  c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

Conformity                   15.  If any limitation within this Bond is
                                  prohibited by any law controlling this Bond's
                                  construction, such limitation shall be deemed
                                  to be amended so as to equal the minimum
                                  period of limitation provided by such law.

Change or Modification       16.  This Bond or any instrument amending or
                                  affecting this Bond may not be changed or
                                  modified orally. No change in or modification
                                  of this Bond shall be effective except when
                                  made by written endorsement to this Bond
                                  signed by an authorized representative of the
                                  COMPANY.

                             If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                             Commission, Washington, D.C, by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Change or Modification       If this Bond is for a joint ASSURED, no charge or
(continued)                  modification which would adversely affect the
                             rights of the ASSURED shall be effective prior to
                             sixty (60) days after written notice has been
                             furnished to all insured INVESTMENT COMPANIES and
                             to the Securities and Exchange Commission,
                             Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 1 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

U.S. Global Investors, Inc.
United Shareholder Services, Inc.
U.S. Global Brokerage, Inc.
A & B Mailers, Inc.

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 20, 2006                 By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 2 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                          TEXAS AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding an additional paragraph to
Section 13.,Termination, as follows:

     "The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official."

This Endorsement applies to loss discovered after 12:01 a.m. on November
30,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: January 3, 2007                   By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


State Amendatory - General Use
Form 17-02-1429 (Ed. 1-97)

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 3 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Unauthorized Signature

          Loss resulting directly from the ASSURED having accepted, paid or cashed any check or WITHDRAWAL ORDER made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

          It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

     f. INSTRUCTION means a written order to the issuer of an UNCERTIFICATED SECURITY requesting that the transfer, pledge or release from pledge of the specified UNCERTIFICATED SECURITY be registered.

     g. UNCERTIFICATED SECURITY means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

          (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

          (2) of a type commonly dealt in on securities exchanges or markets, and

          (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.


ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                          Page 1 of 2

(CHUBB LOGO)

     h. WITHDRAWAL ORDER means a non-negotiable instrument, other than an INSTRUCTION, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November
30,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 20, 2006                 By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                          Page 2 of 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 4 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other PROPERTY or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a CUSTOMER, financial institution or another office of the ASSURED by TELEFACSIMILE directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or PROPERTY or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such TELEFACSIMILE instructions:

          a. bear a valid test key exchanged between the ASSURED and a CUSTOMER or another financial institution with authority to use such test key for TELEFACSIMILE instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b. fraudulently purport to have been sent by such CUSTOMER or financial institution when such TELEFACSIMILE instructions were transmitted without the knowledge or consent of such CUSTOMER or financial institution by a person other than such CUSTOMER or financial institution and which bear a FORGERY of a signature, provided that the TELEFACSIMILE instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the CUSTOMER, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of CUSTOMER in its entirety, and substituting the following:

     d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION or TELEFACSIMILE Instruction.


ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                         Page 1 of 2

(CHUBB LOGO)

3.   By adding to Section 1., Definitions, the following:

     h. TELEFACSIMILE means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. TELEFACSIMILE does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

     4a. loss resulting directly or indirectly from TELEFACSIMILE instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November
30,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 20, 2006                 By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                         Page 2 of 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 5 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "5.  Stop Payment Order or Refusal to Pay Check

          Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

          a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

          b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

     "Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 5

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER

     a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

     b.   loss arising out of:

          (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

          (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

          (3)  discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on November
30,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 20, 2006                 By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No. 6 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1 SUSTAINED BY ANY INVESTMENT COMPANY.

                                                 SINGLE LOSS
                                                   LIMIT OF    DEDUCTIBLE
INSURING CLAUSE                                   LIABILITY      AMOUNT
---------------                                  -----------   ----------
1.  Employee                                     $10,000,000    $    N/A
2.  On Premises                                  $10,000,000    $100,000
3.  In Transit                                   $10,000,000    $100,000
4.  Forgery or Alteration                        $10,000,000    $100,000
5.  Extended Forgery                             $10,000,000    $100,000
6.  Counterfeit Currency                         $10,000,000    $100,000
7.  Threats to Person                            $       N/A    $    N/A
8.  Computer System                              $10,000,000    $    N/A
9.  Voice Initiated Funds Transfer Instruction   $10,000,000    $100,000
10. Uncollectible Items of Deposit               $    50,000    $  5,000
11. Audit Expense                                $    50,000    $  5,000
12. Unauthorized Signature                       $ 1,000,000    $ 25,000
13. Telefacsimile Instruction                    $10,000,000    $100,000
14. Stop Payment                                 $    50,000    $  2,500

This Endorsement applies to loss discovered after 12:01 a.m. on November
30,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: January 3, 2007                   By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP BOND
Form 17-02-1582 (Ed. 5-98)                                                Page 1

(CHUBB LOGO)

Effective date of
this endorsement: November 30, 2006  FEDERAL INSURANCE COMPANY

                                     Endorsement No.: 7 Bond

                                     To be attached to and form a part of Policy
                                     Number: 81951486

Issued to: U. S. GLOBAL INVESTORS, INC.
           U. S. GLOBAL ACCOLADE FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 20, 2006              By /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

(CHUBB LOGO)

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 30,2006        FEDERAL INSURANCE COMPANY

                                                Endorsement/Rider No.   8 Bond

                                                To be attached to and
                                                form a part of Bond No. 81951486

Issued to: U. S. GLOBAL INVESTORS, INC.
           U. S. GLOBAL ACCOLADE FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


                                        /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative


17-02-2437 (12/2006) rev.            Page 1

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 9 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties, conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

(CHUBB LOGO)

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

     Notice Of Termination

     Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

     If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

     All notice of cancellation shall state the reason(s) for cancellation.

     There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

     Notice Of Nonrenewal

     If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

     Such notice shall contain all of the following:

     a.   Bond Number:

     b.   Date of Notice;

     c.   Reason for Cancellation;

     d.   Expiration Date of the Bond;

     e.   Effective Date and Hour of Cancellation.

     Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

(CHUBB LOGO)

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November
30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: January 3, 2007                   By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

(CHUBB LOGO)                      CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                        AS MANAGER OF THE MEMBER INSURERS OF THE
                                              CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$-0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

(CHUBB LOGO)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 10 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

U.S Global Investors Funds:

Gold Shares Fund
All American Equity Fund
Global Resources Fund
US Treasury Securities Cash Fund
US Tax Free Fund
World Precious Minerals Fund
US Government Securities Savings Fund
US Near-Term Tax Free Fund
China Region Opportunity Fund

U.S. Global Accolade Funds:

Holmes Growth Fund
Mega Trends Fund
Eastern European Fund
Global Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: April 3, 2007                     By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 11 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS, INC.
                 U. S. GLOBAL ACCOLADE FUNDS

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: April 3, 2007                     By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 12 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS FUNDS
                 U. S. GLOBAL ACCOLADE FUNDS

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 10 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: April 16, 2007                    By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 13 Bond

                                                       Bond Number: 81951486

NAME OF ASSURED: U. S. GLOBAL INVESTORS FUNDS
                 U. S. GLOBAL ACCOLADE FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

U.S Global Investors Funds:

Gold Shares Fund
All American Equity Fund
Global Resources Fund
US Treasury Securities Cash Fund
US Tax Free Fund
World Precious Minerals Fund
US Government Securities Savings Fund
US Near-Term Tax Free Fund
China Region Opportunity Fund

U.S. Global Accolade Funds:

Holmes Growth Fund
Mega Trends Fund
Eastern European Fund
Global Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: April 16, 2007                    By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1